

Mail Stop 7010

October 17, 2006

J. Lloyd Breedlove
Chief Executive Officer
Telecomm Sales Network, Inc.
116 Morlake Drive, Suite 201
Mooresville, NC 28117

> **Re:** **Telecomm Sales Network, Inc.**
> **Registration Statement on Form SB-2**
> **Filed on September 20, 2006**
> **File No. 333-137479**

Dear Mr. Breedlove:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1.      Please disclose that you have received a going concern opinion from your auditors.

2.      Please include a brief summary of the transactions in which the shares, warrants and options you are registering were issued.

3.      Please clarify whether the company will have a claim against the shares held in escrow as a result of the EPA recall or any other reason. If so, quantify the claim amount and the number of shares affected.

4.      Please disclose MV Nanotech's affiliation with both the company and EnviroSystems.

J. Lloyd Breedlove
Telecomm Sales Network, Inc.
October 17, 2006
Page 2

5.      Please briefly disclose here with more detail as necessary in your Business section your history from August 2004 through January 2006.  Also, please disclose briefly here with more detail as necessary in your Business section the history of EnviroSystems since inception.  We note your disclosure on page 7 that you were a shell with no operations and minimal assets until January 2006.

6.      According to Note 9 of your financial statements, your private placement in January 2006 violated the merger agreement "but had no effect on the Merger transaction."  Please explain to us in more detail what this means and how this conclusion was reached.  We may have further comment based on your response.

The Offering, page 2

7.      Quantify and state the total amount of shares outstanding.

Risk Factors, page 3

8.      Please delete the second and third sentences of the first paragraph. All material risks should be described.  If risks are not deemed material, you should not reference them.

9.      We note the risk factor concerning Weinick Sanders Leventhal & Co., LLP (WSL). Please expand the disclosure to specifically state whether the company is currently aware of any basis for a lawsuit against WSL.

Description of Business, page 14

Manufacturing, page 16

10.     Please file your agreement with Minntech Corporation as an exhibit.

Intellectual Property, page 18

11.     Please file the Intellectual Property Assignment Agreement as an exhibit.

The Merger, page 20

12.     Describe in more detail the purpose and the terms of the escrow agreement.

13.     Describe what will happen to any escrow shares that are returned to the indemnified parties, such as the company or MV Nanotech. Also clarify whether the company would file a post effective amendment to deregister such shares.

Legal Proceedings, page 21

14.     Please describe in reasonable detail the issues raised by the EPA concerning EcoTru's labeling claims.

15.     Please file a copy of the Consent Agreement as an exhibit.

Security Ownership of Certain Beneficial Owners and Management, page 29

16.     Please explain why MV Nanotech and Alma and Gabriel Elias are 5% or greater shareholders listed in the selling shareholder table, but are not listed here.

Selling Stockholders, page 30

17.     Please disclose in the footnotes under which transaction each seller acquired the securities.

18.     Please name all natural persons who share beneficial ownership with the non-public entities that you list here.  See Interpretation 4S. of Regulation S-K Item 507 in the March 1999 supplement of the manual of publicly available CF telephone interpretations.

19.     Disclose J. Lloyd Breedlove's affiliation with the company and also reconcile the number of shares shown in this table with the number shown in the beneficial owners table on page 29.

Certain Relationships and Related Transactions, page 40

20.     Disclose that MV Nanotech was an affiliate of both the company and EnviroSystems and describe the material terms of the merger and escrow agreement relating specifically to MV Nanotech.

Description of Securities, page 41

21.     We note the disclosure in the second paragraph of this section.  Please be advised that the disclosure in your prospectus regarding your securities should be materially complete and may not be qualified by reference to information outside of your prospectus.  Please revise accordingly.

Plan of Distribution, page 45

22.     Please disclose the names of the selling shareholders who are broker-dealers or affiliates of a broker dealer.  If a selling shareholder is a broker-dealer, the prospectus should state that the seller is an underwriter. Broker dealers and their affiliates who received the securities as compensation for underwriting activities need not be identified as underwriters.  If a selling stockholder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (1) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly

or indirectly, with any person to distribute the securities.  If you cannot provide these representations, state that the seller is an underwriter.

23.     We note your disclosure regarding short selling. Please confirm that none of the sellers currently have open positions in the common stock.  If any of the sellers do have short positions, please indicate the size of the short position.  Supplementally confirm that you are aware of Telephone Interp. A.65 (July 1997) on this matter, which is publicly available on our website, and revise your disclosure in this section accordingly.

Where You Can Find More Information, page 46

24.     Please remove the sentence in the middle of the paragraph that qualifies statements you make in the prospectus by reference to information outside of the prospectus.  Rule 411(a) permits this type of qualification only where contemplated by the form.

Note Regarding Financial Statements for Year Ended March 31, 2005, page 46,

25.     Please expand this disclosure to clearly state that WSL did not issue a consent with respect to the inclusion of its audit report (in addition to not reissuing its audit report), nor did it review the SB-2.

Note 7, page F-33

26.     Please disclose herein the known and/or potential impact of the referenced merger agreement violation.

Note 11, page F-37

27.     It is not clear why the EPA complaint and subsequent product recall did not trigger an impairment of the $1.4 million "Trade Secret" asset. In this regard, we note the material adverse impact on the company's operating cash flows. Please revise the financial statements or clarify this issue for us. Compliance with paragraph 17 of SFAS 142 should be clearly evident.

Recent Sales of Unregistered Securities, page II-2

28.     We note the Securities Act exemption you cite with respect to each transaction listed in this section.  Please briefly describe in more detail the facts upon which you relied to make each exemption available.  See Item 701(d) of Regulation S-B.

29.     Please provide the information required by paragraphs (a) through (d) of Item 701 of Regulation S-B for all unregistered securities, including preferred stock, options and warrants, issued during the last three years.

Exhibits, page II-3

30.     Please add the escrow agreement and all other material agreements related to the merger.

Signatures, page II-7

31.     Please revise to also identify your principal accounting officer or controller.

Exhibit 5.1 – Legal Opinion

32.     You can limit reliance with regard to purpose, but not person.  Please revise the last paragraph.

        As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·       should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·       the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. You may contact Brigitte Lippmann at (202) 551-3713 or Lesli Sheppard at (202) 551-3708 if you have any other questions. In this regard, please do not hesitate to contact the undersigned at (202) 551-3760.

Sincerely,


Pamela A. Long
Assistant Director


cc:     Lawrence G. Nusbaum, Esq.
        Gusrae, Kaplan, Bruno & Nusbaum PLLC
        120 Wall Street
        New York, NY 10005